UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of EuroDry Ltd. (the "Company") as of and for the six-month period ended June 30, 2020. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: September 30, 2020	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2020. Unless otherwise specified herein, references to the "Company" or "we" shall include EuroDry Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim consolidated condensed financial statements and related notes included elsewhere in this report.  For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission on April 17, 2020.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company's selected consolidated financial and other data for each of the six-month periods ended June 30, 2019 and 2020, and as of December 31, 2019 and June 30, 2020.  The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2019 and 2020.

EuroDry Ltd. – Summary of Selected Historical Financials
	Six Months Ended June 30
	2019	2020
Statement of Operations Data
Time charter revenue	12,643,510	9,601,994
Commissions	(669,652)	(518,200)
Voyage expenses	(370,199)	(570,003)
Vessel operating expenses	(5,326,829)	(5,609,430)
Drydocking expenses	(904,599)	(1,733,323)
Related party management fees	(984,543)	(973,504)
Vessel depreciation	(3,197,218)	(3,252,516)
General and administrative expenses	(1,162,058)	(1,180,155)
Operating income / (loss)	28,412	(4,235,137)
Other expenses, net	(965,335)	(1,883,426)
Net loss	(936,923)	(6,118,563)
Dividend Series B Preferred Shares	(1,031,529)	(748,012)
Preferred deemed dividend	(185,665)	-
Net loss attributable to common shareholders	(2,154,117)	(6,866,575)
Loss per share attributable to common shareholders- basic and diluted	(0.96)	(3.03)
Weighted average number of shares outstanding during the period, basic and diluted	2,244,803	2,267,375

	Six Months Ended June 30,
Cash Flow Data	2019	2020
Net cash provided by / (used in) operating activities	9,071,355	(258,719)
Net cash used in investing activities	(562,494)	(231,262)
Net cash used in financing activities	(7,779,500)	(4,250,553)

Balance Sheet Data	December 31, 2019	June 30, 2020
Total current assets	9,577,657	4,214,264
Vessels, net	105,461,265	102,503,016
Other non-current assets	2,650,000	2,700,000
Total assets	117,688,922	109,417,280
Total current liabilities	11,169,038	10,985,583
Total long-term liabilities	49,993,014	48,254,004
Long term bank loans, including current portion	56,495,134	53,028,486
Total liabilities	61,162,052	59,239,587
Mezzanine equity	14,721,665	15,114,851
Share capital	23,046	23,046
Total shareholders' equity	41,805,205	35,062,842

	Six Months Ended June 30,
Other Fleet Data (1)	2019	2020
Number of vessels	7.00	7.00
Calendar days	1,267.0	1,274.0
Available days	1,231.0	1,222.8
Voyage days	1,217.8	1,222.2
Utilization Rate (percent)	98.9%	100.0%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	10,078	7,390
Vessel Operating Expenses	4,204	4,403
Management Fees	777	764
General &Administrative Expenses	917	926
Total Operating Expenses excluding drydocking expenses	5,898	6,093
Drydocking expenses	714	1,361

(1) For the definition of calendar days, available days, voyage days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2019 ("Item 5A-Operating Results.") filed on April 17, 2020.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing gross time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company's management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also "Item 5A-Operating Results" in our annual report on Form 20-F for the year ended December 31, 2019). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.

	Six Months Ended June 30
	2019	2020
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	12,643,510	9,601,994
Voyage expenses	(370,199)	(570,003)
Time Charter Equivalent or TCE Revenues	12,273,311	9,031,991
Voyage days	1,217.8	1,222.2
Average TCE rate	10,078	7,390

Six months ended June 30, 2020 compared to six months ended June 30, 2019.
Time charter revenue. Time charter revenue for the six month period ended June 30, 2020 was $9.6 million, significantly decreased compared to the same period in 2019 during which time charter revenue amounted to $12.6 million. An average of 7.00 vessels operated in each of the six month periods ended June 30, 2020 and 2019.  In the six months of 2020 our fleet had 1,222 voyage days earning revenue as compared to 1,218 voyage days earning revenue in the six months of 2019 for a total of 1,274 ownership days and 1,267 ownership days, respectively. While employed, our vessels generated a TCE rate of $7,390 per day per vessel in the first six months of 2020 compared to $10,078 per day per vessel for the same period in 2019 (see calculation in the table above). Market charter rates in the six months of 2020 were on average at lower levels for our vessels compared to the first six months of 2019, mainly due to the negative impact of COVID-19 (the "Coronavirus") in the dry bulk market. We had 51.2 scheduled off-hire days, including drydocking and laid-up time, zero commercial off-hire and 0.6 operational off-hire days in the first six months of 2020 compared to 36.0 scheduled off-hire days, including drydocking and laid-up time, 0.7 commercial off-hire and 12.5 operational off-hire days in the first six months of 2019.
Commissions. Commissions for the six month period ended June 30, 2020 were $0.5 million, representing 5.4% of charter revenues. This represents a decrease compared to the six month period ended June 30, 2019, where commissions amounted to $0.7 million, representing 5.3% of charter revenues. The overall level of commissions depends on the agreed commission for each charter contract.
Voyage expenses. Voyage expenses for the six month period ended June 30, 2020 were $0.6 million and related to expenses for repositioning voyages between time charter contracts and owners expenses at certain ports, compared to $0.4 million for the same period of 2019. Voyage expenses depend on the number of days our vessels are sailing for repositioning and ballast voyages and any port or other costs incurred without a contract. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small percentage (5.9% and 2.9% in the first six months of 2020 and 2019, respectively) of charter revenues.
Vessel operating expenses. Vessel operating expenses were $5.6 million during the first six months of 2020 compared to $5.3 million for the same period of 2019.  Daily vessel operating expenses per vessel increased between the two periods to $4,403 per day per vessel in the first six months of 2020 compared to $4,204 per day during the same period of 2019, a 4.7% increase, mainly due to certain repairs, maintenance expenses and spare replacements carried out in 2020, concurrently with the drydocking of the two vessels that underwent special survey.
Related party management fees. These are part of the fees we pay to Eurobulk Ltd. and Eurobulk (Far East) Ltd. Inc. (each a "Manager" and together, the "Managers") under our Master Management Agreement. During the first six months of 2020, Eurobulk charged us 685 Euros per day per vessel totalling $1.0 million for the period, or $764 per day per vessel. In the same period of 2019, management fees amounted to $1.0 million, or $777 per day per vessel based on the daily rate per vessel of 685 Euros.
General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In the first six months of 2020, general and administrative expenses were comparable to the same period of 2019, at $1.2 million.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first six months of 2020, we had two vessels passing their special survey with a total cost of $1.7 million. During the first six months of 2019, we had one vessel completing its special survey with drydocking and one vessel that started its special survey via drydock in the second quarter of 2019, for a total expense of $0.9 million incurred during the period.

Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2020 was $3.3 million. Comparatively, vessel depreciation for the six month period ended June 30, 2019 amounted to $3.2 million. This increase in the first six months of 2020 compared to the same period of 2019 was due to the depreciation of the vessel capitalized expenses (installation of ballast water treatment system) incurred for a number of our vessels during the last year.
Interest and other financing costs. Interest expense and other financing costs for the six month period ended June 30, 2020 were $1.2 million. During the same period in 2019, interest and other financing costs amounted to $1.9 million. The difference is primarily due to the decreased average outstanding debt and the decreased LIBOR rates for the six month period ended June 30, 2020 compared to the same period in 2019. The weighted average LIBOR rate on our debt for the six month period ended June 30, 2020 was 1.6% and the weighted average margin over LIBOR was 3.1% for a total weighted average interest rate of 4.7% per annum as compared to a weighted average LIBOR rate for the six month period ended June 30, 2019 of 2.7% and a weighted average margin over LIBOR of 3.0% for a total weighted average interest rate of 5.7% per annum.
Other expenses, net. This line includes in addition to Interest and other financing costs, discussed above, Gain / (loss) on derivatives, net, Foreign exchange gain/(loss) and Interest income. In the first six months of 2020, the Company recognized a $0.5 million loss on three interest rate swaps and a $0.1 million unrealized loss on Forward Freight Agreements ("FFAs") entered into during the second quarter of 2020 as compared to a gain on derivatives of $0.9 million for the same period of 2019, comprising of a $1.2 million gain on FFA contracts and a $0.3 million loss on one interest rate swap. Overall, Other expenses, net amounted to a total expense of $1.9 million and $1.0 million during the first six months of 2020 and 2019, respectively.
Net loss and net loss attributable to common shareholders. As a result of the above, net loss for the six months ended June 30, 2020 was $6.1 million compared to a net loss of $0.9 million for the same period in 2019. After payment of dividends of $0.75 million to the holders of our Series B Preferred Shares, the net loss attributable to common shareholders amounted to $6.9 million for the six months ended June 30, 2020 compared to a net loss attributable to common shareholders of $2.2 million for the same period of 2019, after payment of dividends of $1.0 million to the holders of our Series B Preferred Shares and a preferred deemed dividend of $0.2 million.
COVID-19
Beginning in February 2020, partially due to fears associated with the spread of the Coronavirus, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as the Coronavirus continues to spread. On March 11, 2020, the World Health Organization declared the Coronavirus outbreak a pandemic. In response to the Coronavirus outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which the Coronavirus will impact the Company's results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the Coronavirus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact of the Coronavirus cannot be made at this time. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2020 and beyond.
Liquidity and capital resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay preferred dividends.
Cash Flows
As of June 30, 2020, we had a working capital deficit of $6.8 million. For the six month period ended June 30, 2020 we reported a net loss of $6.1 million and a net loss attributable to common shareholders of $6.9 million and used net cash in operating activities of $0.3 million. Our cash balance amounted to $0.9 million and cash in restricted and retention accounts amounted to $3.5 million as of June 30, 2020. Although we cannot predict the magnitude of the effect that the Coronavirus will have on our cash flows, we expect our revenues to potentially decrease compared to 2019, due to decreased time charter rates observed in the market as a result of the Coronavirus pandemic. We intend to fund our working capital requirements and capital commitments via cash on hand and cash flows from operations as well as via deferring a portion of our 2020 loan repayments and paying our quarterly preferred dividends in-kind as per the relevant agreements (see "Recent Developments" section below). In the event that these are not sufficient, we may also use funds from debt refinancing and equity offerings, sell vessels (where equity will be released) and draw down funds under a commitment from a company controlled by the Pittas family and affiliated with our Chief Executive Officer, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Net cash from operating activities.
Our cash flow deficit from operating activities for the six months ended June 30, 2020 was $0.3 million as compared to a net surplus from cash flows provided by operating activities of $9.1 million in the six months ended June 30, 2019.
The major driver of the change of cash flows from operating activities for the period ended June 30, 2020 compared to the period ended June 30, 2019 is the decrease in TCE rates, which resulted in an operating loss (excluding non-cash items) to $0.9 million for the period ended June 30, 2020 compared to an operating income (excluding non-cash items) of $3.3 million for the corresponding period in 2019. Additionally to the decreased TCE rates the Company had a decrease in working capital inflows of $4.6 million compared to the same period of 2019 mainly attributable to a significant decrease of the amount due from related companies balance for the six months of 2019, as a well as marginal realized loss from derivatives for the six months of 2020 as compared to a realized gain on derivatives of $1.1 million for the six months of 2019.
Net cash from investing activities.
Net cash flows used in investing activities were $0.2 million for the six month period ended June 30, 2020, compared to $0.6 million for the same period of 2019. This outflow for investing activities is attributable to payments made for vessel capitalized expenses (installation of water ballast treatment systems) in both periods.
Net cash from financing activities.
Net cash flows used in financing activities were $4.3 million for the six months ended June 30, 2020, compared to net cash flows used in financing activities of $7.8 million for the six months ended June 30, 2019. In the six months ended June 30, 2020, debt principal payments decreased by $4.4 million, compared to the same period of 2019. During the six months ended June 30, 2020, there was also an outflow of $0.7 million for the payment of preferred dividends. During the six months ended June 30, 2019, there was also an outflow  of $4.3 million for the redemption of Series B Preferred Shares, offset by proceeds of long term debt (net of loan arrangement fees paid) of $4.5 million.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.
As of June 30, 2020, we had five outstanding loans with a combined outstanding balance of $53.4 million. These loans mature between 2020 and 2025. Our long-term debt as of June 30, 2020 comprises bank loans granted to our vessel-owning subsidiaries with margins over LIBOR ranging from 2.7% to 3.25%. A description of our loans as of June 30, 2020 is provided in Note 5 of our attached unaudited interim condensed consolidated financial statements. As of June 30, 2020, we are scheduled to repay approximately $5.4 million of the above loans in the following twelve months.
Recent Developments
In July 2020, we entered into a supplemental agreement with one of our lenders to defer a portion of our 2020 loan repayments to be repaid together with the respective balloon instalment. A total of $1.4 million was rescheduled to November 2021. Furthermore, we agreed with the holders of our Series B Preferred Shares to have the option of paying the quarterly dividends in-kind, for the period from April 1, 2020 to January 29, 2021, by issuing additional Series B Preferred Shares and increasing the dividend rate to 10.25% if paid in-kind, 1% higher than if paid in cash. The respective agreement is in the process of customary documentation.

EuroDry Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

 Index to unaudited interim condensed consolidated financial statements
Pages

Unaudited Condensed Consolidated Balance Sheets
as of December 31, 2019 and June 30, 2020	7

Unaudited Condensed Consolidated Statements of Operations
for the six months ended June 30, 2019 and 2020	9

Unaudited Condensed Consolidated Statements of Shareholders' Equity
for the six months ended June 30, 2019 and 2020	10

Unaudited Condensed Consolidated Statements of Cash Flows for
the six months ended June 30, 2019 and 2020	11

Notes to Unaudited Interim Condensed Consolidated Financial Statements	12

EuroDry Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2019	June 30, 2020
Assets
Current assets
Cash and cash equivalents		5,396,406	901,608
Trade accounts receivable, net		1,843,008	1,171,767
Other receivables		459,785	592,542
Inventories		508,711	579,260
Restricted cash	5	1,083,036	787,300
Prepaid expenses		286,711	181,787
Total current assets		9,577,657	4,214,264

Long-term assets
Vessels, net	3	105,461,265	102,503,016
Restricted cash	5	2,650,000	2,700,000
Total assets		117,688,922	109,417,280

Liabilities, mezzanine equity and shareholders' equity
Current liabilities
Long-term bank loans, current portion	5	6,806,294	5,256,294
Trade accounts payable		1,046,561	2,202,017
Accrued expenses		964,423	868,745
Accrued preferred dividends		358,726	-
Deferred revenues		445,824	436,803
Derivatives	9	-	439,370
Due to related companies	4	1,547,210	1,782,354
Total current liabilities		11,169,038	10,985,583
Long-term liabilities
Long-term bank loans, net of current portion	5	49,688,840	47,772,192
Derivatives	9	304,174	481,812
Total long-term liabilities		49,993,014	48,254,004
Total liabilities		61,162,052	59,239,587

(Unaudited Condensed Consolidated balance sheets continue on the next page)

EuroDry Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2019	June 30, 2020

Commitments and Contingencies	6

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 15,387 and 15,780 issued and outstanding, respectively)		14,721,665	15,114,851
Shareholders' equity
Common stock (par value $0.01, 200,000,000 shares authorized, 2,304,630 issued and outstanding)		23,046	23,046
Additional paid-in capital		52,802,574	52,926,786
Accumulated deficit		(11,020,415)	(17,886,990)
Total shareholders' equity		41,805,205	35,062,842
Total liabilities, mezzanine equity and shareholders' equity		117,688,922	109,417,280

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
	Notes	2019	2020
Revenues
Time charter revenue		12,643,510	9,601,994
Commissions (including $158,044 and $120,025, respectively, to related party)	4	(669,652)	(518,200)
Net revenue		11,973,858	9,083,794

Operating expenses
Voyage expenses		370,199	570,003
Vessel operating expenses (including $70,353 and $61,140, respectively, to related party)	4	5,326,829	5,609,430
Dry-docking expenses		904,599	1,733,323
Vessel depreciation	3	3,197,218	3,252,516
Related party management fees	4	984,543	973,504
General and administrative expenses (including $625,000 and $625,000, respectively, to related party)	4	1,162,058	1,180,155
Total operating expenses		11,945,446	13,318,931
Operating income / (loss)		28,412	(4,235,137)

Other income/(expenses)
Interest and other financing costs	5	(1,880,548)	(1,247,821)
Gain / (loss) on derivatives, net	9	902,988	(643,146)
Foreign exchange (loss)/gain		(561)	3,891
Interest income		12,786	3,650
Other expenses, net		(965,335)	(1,883,426)
Net loss		(936,923)	(6,118,563)
Dividends to Series B Preferred shares		(1,031,529)	(748,012)
Preferred deemed dividend		(185,665)	-
Net loss attributable to common shareholders	8	(2,154,117)	(6,866,575)
Loss per share attributable to common shareholders, basic and diluted	8	(0.96)	(3.03)
Weighted average number of shares outstanding during the period, basic and diluted		2,244,803	2,267,375

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Unaudited Condensed Consolidated statements of Shareholders' Equity
(All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, January 1, 2019	2,279,920	22,799	52,618,022	(9,102,266)	43,538,555
Net loss	-	-	-	(936,923)	(936,923)
Dividends to Series B Preferred Shares				(1,031,529)	(1,031,529)
Share-based compensation	-	-	90,809	-	90,809
Preferred deemed dividend				(185,665)	(185,665)
Balance, June 30, 2019	2,279,920	22,799	52,708,831	(11,256,383)	41,475,247

Balance, January 1, 2020	2,304,630	23,046	52,802,574	(11,020,415)	41,805,205
Net loss	-	-	-	(6,118,563)	(6,118,563)
Dividends to Series B Preferred Shares				(748,012)	(748,012)
Share-based compensation	-	-	124,212	-	124,212
Balance, June 30, 2020	2,304,630	23,046	52,926,786	(17,886,990)	35,062,842

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)
	For the six months ended June 30,
	2019	2020
Cash flows from operating activities:
Net loss	(936,923)	(6,118,563)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Vessel depreciation	3,197,218	3,252,516
Amortization of deferred charges	82,527	70,352
Share-based compensation	90,809	124,212
Unrealized loss on derivatives	209,661	617,008
Changes in operating assets and liabilities	6,428,063	1,795,756
Net cash provided by / (used in) operating activities	9,071,355	(258,719)

Cash flows from investing activities:
Cash paid for vessel capitalized expenses	(562,494)	(231,262)
Net cash used in investing activities	(562,494)	(231,262)
Cash flows from financing activities:
Redemption of Series B Preferred Shares	(4,300,000)	-
Preferred dividends paid	-	(713,553)
Loan arrangement fees paid	(22,500)	-
Proceeds from long-term bank loans	4,500,000	-
Repayment of long-term bank loans	(7,957,000)	(3,537,000)
Net cash used in financing activities	(7,779,500)	(4,250,553)
Net increase / (decrease) in cash and cash equivalents and restricted cash	729,361	(4,740,534)
Cash, cash equivalents and restricted cash at beginning of period	7,754,927	9,129,442
Cash, cash equivalents and restricted cash at end of period	8,484,288	4,388,908

Cash breakdown
Cash and cash equivalents	4,742,410	901,608
Restricted cash, current	1,141,878	787,300
Restricted cash, long term	2,600,000	2,700,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	8,484,288	4,388,908

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

EuroDry Ltd. (the "Company" or "EuroDry") was formed by Euroseas Ltd. ("Euroseas" or "former Parent Company") on January 8, 2018 under the laws of the Republic of the Marshall Islands to serve as the holding company of seven subsidiaries (the "Subsidiaries") contributed by Euroseas to EuroDry in connection with the spin-off of Euroseas' drybulk vessels held for use as of December 31, 2017 (the "Spin-off"). On May 30, 2018, Euroseas contributed these Subsidiaries to EuroDry in exchange for 2,254,830 common shares in EuroDry, which Euroseas distributed to holders of Euroseas common stock on a pro rata basis. Further, on May 30, 2018 Euroseas distributed shares of the Company's Series B Preferred Stock (the "EuroDry Series B Preferred Shares") to holders of Euroseas' Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock. EuroDry's common shares trade on the Nasdaq Capital Market under the ticker symbol "EDRY".

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or "Manager") and Eurobulk (Far East) Ltd. Inc. ("Eurobulk FE"), collectively the "Managers" or the "Management Companies", corporations controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 4).

The Pittas family is the controlling shareholder of Friends Dry Investment Company Inc. which, in turn, owns 40.2% of the Company's shares as of June 30, 2020. Mr. Aristides J. Pittas is the Chairman and Chief Executive Officer of the Company and Euroseas.

The accompanying unaudited condensed consolidated financial statements include the accounts of EuroDry Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on April 17, 2020.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2020 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.

On March 11, 2020, the World Health Organization declared the Coronavirus (the "COVID-19") outbreak a pandemic. The Company is still assessing the impact of the outbreak of the COVID-19 pandemic on its financial condition and operations and on the drybulk industry in general. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which the COVID-19 pandemic will impact the Company's results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

As of June 30, 2020, the Company had a working capital deficit of $6.8 million. For the six-month period ended June 30, 2020, the Company reported a net loss of $6.1 million and a net loss attributable to common shareholders of $6.9 million. The Company's cash balance amounted to $0.9 million and cash in restricted and retention accounts amounted to $3.5 million as of June 30, 2020. The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations as well as via deferring a portion of its 2020 loan repayments and paying its quarterly preferred dividends in-kind as per the relevant agreements (see Note 10). In the event that these are not sufficient, the Company may also use funds from debt refinancing and equity offerings, sell vessels (where equity will be released) and draw down funds under a commitment from a company controlled by the Pittas family and affiliated with the Company's Chief Executive Officer, if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies and Recent Accounting Pronouncements

A summary of the Company's significant accounting policies and recent accounting pronouncements are included in Note 2 of the Company's consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the "2019 Annual Report"). There have been no changes to the Company's significant accounting policies and recent accounting pronouncements in the six-month period ended June 30, 2020, other than the recent accounting pronouncement described below.

Reference Rate Reform (Topic 848): In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04")." ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. This ASU is effective for adoption at any time between March 12, 2020 and December 31, 2022. The Company is still evaluating the timing of the adoption and the optional expedients and exceptions it may adopt, as well as the effect of the adoption on its unaudited condensed consolidated financial statements.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

3.	Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2020	138,401,404	(32,940,139)	105,461,265
Depreciation for the period	-	(3,252,516)	(3,252,516)
Capitalized expenses	294,267	-	294,267
Balance, June 30, 2020	138,695,671	(36,192,655)	102,503,016

As of June 30, 2020 all vessels are used as collateral under the Company's loan agreements (see Note 5).

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

4.	Related Party Transactions

Details of the Company's transactions with related parties did not change in the six-month period ended June 30, 2020 and are discussed in Note 6 of the Company's consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

Each of the Company's vessel owning companies is party to a management agreement with one of the Management Companies, both of which are controlled by members of the Pittas family, whereby the Management Companies provide technical and commercial vessel management for a fixed daily fee of Euro 685 for both the six months ended June 30, 2019 and 2020 under the Company's Master Management Agreements ("MMA") with the Management Companies. Vessel management fees paid to the Management Companies amounted to $984,543 and $973,504 in the six-month periods ended June 30, 2019 and 2020, respectively. The MMAs were renewed effective May 30, 2018 for an additional five-year term until May 30, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2020 and may be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of operations.

In addition to the vessel management services, the Manager provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company's subsidiaries. For each of the six months ended June 30, 2019 and 2020, compensation paid to the Manager for such additional services to the Company was $625,000. This amount is included in "General and administrative expenses" in the unaudited condensed consolidated statements of operations.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Companies during the normal course of operations for which a right of offset exists.  As of December 31, 2019 and June 30, 2020, the amount due to related companies was $1,547,210 and $1,782,354, respectively.

The Company uses brokers for various services, as is industry practice. Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for chartering services were $158,044 and $120,025 for the six-month periods ended June 30, 2019 and 2020, respectively.

 EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

4.	Related Party Transactions - continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"). Technomar Crew Management Services Corp ("Technomar"), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $23,783 and $46,570 in the first six months of 2019, respectively. In the first six months of 2020, total fees charged by Sentinel and Technomar were $21,139 and $40,001, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses" in the accompanying unaudited condensed consolidated statements of operations.

The Company may also draw down funds under a commitment from a company controlled by the Pittas family and affiliated with the Company's Chief Executive Officer. The Company has not yet drawn down on this commitment.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Long-Term Bank Loans

Long-term debt represents bank loans of the Company. Outstanding long-term debt as of December 31, 2019 and June 30, 2020 is as follows:

Borrower	December 31, 2019	June 30, 2020
Kamsarmax One Shipping Ltd.	10,531,000	10,064,000
Ultra One Shipping Ltd.	14,060,000	13,590,000
Kamsarmax Two Shipping Ltd.	16,000,000	15,200,000
Light Shipping Ltd. / Areti Shipping Ltd. / Pantelis Shipping Corp.	12,200,000	10,800,000
Eirini Shipping Ltd.	4,100,000	3,700,000
	56,891,000	53,354,000
Less: Current portion	(6,924,000)	(5,374,000)
Long-term portion	49,967,000	47,980,000
Deferred charges, current portion	117,706	117,706
Deferred charges, long-term portion	278,160	207,808
Long-term bank loans, current portion net of deferred charges	6,806,294	5,256,294
Long-term bank loans, long-term portion net of deferred charges	49,688,840	47,772,192

The future annual loan repayments, as adjusted pursuant to the supplemental agreement described in Note 10, are as follows:

To June 30:
2021	5,374,000
2022	15,474,000
2023	21,736,000
2024	940,000
2025	940,000
Thereafter	8,890,000
Total	53,354,000

Details of the loans are discussed in Note 7 of our consolidated financial statements for the year ended December 31, 2019 included in the 2019 Annual Report.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

5.	Long-Term Bank Loans - continued

The Company's bank loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a corporate guarantee of EuroDry Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 130%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company's subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $3,733,036 and $3,487,300 as of December 31, 2019 and June 30, 2020, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of June 30, 2020, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended June 30, 2019 and 2020 amounted to $1,880,548 and $1,247,821, respectively.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

6.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of June 30, 2020, future gross minimum revenues under non-cancellable time charter agreements total $2.0 million, all of which is due in the twelve-month period ending June 30, 2021. This amount does not include the future gross minimum revenues under non-cancellable time charter agreements of M/V "Alexandros P.", M/V "Ekaterini", M/V "Eirini P." and M/V "Starlight", which are either on pool revenue agreements or index linked charter parties. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers' options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

7.	Stock Incentive Plan

A summary of the status of the Company's unvested shares as of January 1, 2020, and changes during the six-month period ended June 30, 2020, are presented below:
Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2020	37,255	8.81
Granted	-	-
Vested	-	-
Unvested on June 30, 2020	37,255	8.81

As of June 30, 2020, there was $170,241 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of 0.54 years. The share-based compensation recognized relating to the unvested shares was $90,809 and $124,212 for the six-month periods ended June 30, 2019 and 2020, respectively, and is included within "General and administrative expenses" in the unaudited condensed consolidated statements of operations.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

8.	Loss Per Share

Basic and diluted loss per common share is computed as follows:

	For the six months ended June 30,
	2019	2020

Net loss	(936,923)	(6,118,563)
Dividends to Series B Preferred Shares	(1,031,529)	(748,012)
Preferred deemed dividend	(185,665)	-
Net loss attributable to common shareholders	(2,154,117)	(6,866,575)
Weighted average common shares – outstanding	2,244,803	2,267,375
Basic and diluted loss per share	(0.96)	(3.03)

The Company excluded the effect of 37,255 unvested incentive award shares as of June 30, 2020 and 35,117 shares as of June 30, 2019, as well as the effect of Series B Preferred Shares, as they were anti-dilutive. The number of dilutive securities was nil shares in the six-month periods ended June 30, 2019 and 2020.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, derivatives, trade accounts payable, accrued expenses and amount due to related companies.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though, historically, the interest rate swaps were entered into for economic hedging purposes, they did not qualify for accounting purposes as fair value hedges, under the guidance relating to Derivatives and Hedging, as the Company did not have written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognized the change in fair value of these derivatives in "Gain / (loss) on derivatives, net" in the unaudited condensed consolidated statements of operations. As of June 30, 2020, the Company had three open swap contracts for a notional amount of $20.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash and amount due to related companies approximate their individual carrying amounts as of December 31, 2019 and June 30, 2020, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's long-term borrowings approximates $52.1 million as of June 30, 2020 or approximately $1.3 million less than their carrying value of $53.4 million (excluding the unamortized deferred charges). The fair value of the Company's long-term borrowings is estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company's interest rate swaps is the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.	Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

During the year ended December 31, 2019 and the six-month period ended June 30, 2020, the Company entered into a certain number of freight forward agreements ("FFAs") and bunker swaps. The FFAs and the bunker swap contracts did not qualify for hedge accounting. The fair value of the Company's investment in FFA contracts is determined based on quoted prices in active markets and therefore is considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

The amounts of Gain / (loss) on interest rate swaps, FFAs and bunker swaps recognized in the unaudited condensed consolidated statements of operations for the six-month periods ended June 30, 2019 and 2020 and the valuation of their open positions as at December 31, 2019 and 2020 presented in the unaudited condensed consolidated balance sheets, are analyzed as follows:

Derivative not designated as hedging instrument	Location of loss recognized	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
Interest rate swap contract– Unrealized loss	Gain / (loss) on derivatives, net	(308,061)	(485,039)
Interest rate swap contract - Realized gain / (loss)	Gain / (loss) on derivatives, net	15,544	(26,137)
FFA contracts – Unrealized gain / (loss)	Gain / (loss) on derivatives, net	98,400	(131,970)
FFA contracts and Bunker Swap contracts – realized gain	Gain / (loss) on derivatives, net	1,097,105	-
Total gain / (loss) on derivatives		902,988	(643,146)

EuroDry Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.	Financial Instruments - continued

Fair value of financial instruments - continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2019	December 31, 2019
FFA contracts	Current liabilities– Derivatives	-	131,970
Interest rate swap contracts	Current liabilities– Derivatives	-	307,400
Interest rate swap contracts	Long-term liabilities – Derivatives	304,174	481,812
Total derivative liabilities		304,174	921,182

10.	Subsequent Events

The following events occurred after June 30, 2020:

In July 2020, the Company entered into a supplemental agreement with one of its lenders to defer a portion of its 2020 loan repayments to be repaid together with the respective balloon instalment. A total of $1.4 million was rescheduled to November 2021. Furthermore, the Company agreed with the holders of its Series B Preferred Shares to have the option of paying the quarterly dividends in-kind, for the period from April 1, 2020 to January 29, 2021, by issuing additional Series B Preferred Shares and increasing the dividend rate to 10.25% if paid in-kind, 1% higher than if paid in cash. The respective agreement is in the process of customary documentation.